UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES FIRST QUARTER 2010 RESULTS IN US GAAP

HIGHLIGHTS:

Embraer’s jet deliveries totaled 41 aircraft in the 1st quarter 2010 (1Q10): 21 commercial jets, 19 executive jets, and one for defense;

Backlog of US$ 16.0 billion – over three times current annual revenue;

1Q10 Net sales reached US$ 990 million, and Gross margin improved from 18.2% in 1Q09 to 21.7% in 1Q10;

1Q10 EBIT[1] and EBITDA[2] margins were 5.8% and 8.1% respectively - in line with the 6% EBIT margin guidance and higher than EBITDA margin projection of 7.5%;

Net cash[3] position remained solid at US$ 458.6 million;

Net income attributable to Embraer totaled US$ 35.3 million in 1Q10 as opposed to a loss of US$ 23.4 million in 1Q09.

MAIN FINANCIAL INDICATORS:

	in million of U.S dollars, except% and per share data
USGAAP	Fourth Quarter 2009	First Quarter
		2009	2010
Net Sales	1,609.6	1,154.1	990.1
EBIT	65.8	27.3	57.4
EBIT Margin %	4.1%	2.4%	5.8%
EBITDA Margin %	5.6%	4.1%	8.1%
Net income (loss) attributable to Embraer	146.4	(23.4)	35.3
Earnings (losses) per share - ADS basic and diluted (US$)	0.8092	(0.1293)	0.1952
Net Cash	503.3	122.0	458.6

São José dos Campos, April 29, 2010 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document as of and for the quarters ended March 31, 2009 (1Q09), December 31, 2009 (4Q09) and March 31, 2010 (1Q10), are derived from the unaudited financial statements, except where otherwise stated.

NET SALES AND GROSS MARGIN

As a result of a smaller number of aircraft delivered in 1Q10 compared to 1Q09, and a different mix of products, Net sales came down from US$ 1,154.1 million in 1Q09 to US$ 990.1 million in 1Q10. In terms of Gross profit, the reduction was offset by a good revenue mix, in which defense and service contributed with 33.4% of the quarter’s revenue while the average participation of those segments in 2009 was 19.9%. In

[1]	EBIT is a non-GAAP measure and is equal to the income from operations as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Net Sales
[2]	EBITDA is a non-GAAP measure. For a more detailed information please refer to page 12.
[3]	Net cash is equal to Cash and cash equivalents plus Temporary cash investments minus Loans short-term and long-term.

addition to the revenue mix, the Company’s efforts to continuously enhance its productivity have also contributed to improve the Gross margins. Hence, 1Q10 Gross profit achieved US$ 215.2 million or 2.7% higher than 1Q09, and Gross margin reached 21.7% in the quarter.

EBIT

The EBIT and EBIT margin were US$ 57.4 million and 5.8% respectively. Operating income margin was higher than 1Q09; even adjusting 1Q09 margin by the one-time expenses related to the Company’s restructuring costs. It is important to mention that a portion of the operating expenses are Reals denominated and the appreciation of the Real against the US dollar of 22% from 1Q09 to 1Q10 impacted those expenses. R&D expenses totaled US$ 36.6 million, which, in annualized basis, would amount US$ 146.4 million and they are in line with the Company’s projections of US$ 160 million for the entire year. Selling expenses increased by 30.9% in 1Q10 compared to 1Q09, due to the increase in executive jet deliveries that required additional customer support efforts and the exchange rate effects already mentioned. The increase in the commercial activities, which reflect some improvement in the marketplace and in the demand for jets, also impacted the Company’s Selling expenses. General and administrative expenses were reduced by US$ 1.9 million and amounted to US$ 35.1 million at the end of the quarter. Other operating expenses and incomes compensated each other during the quarter and had a neutral result for the period.

NET INCOME

Net income attributable to Embraer was US$ 35.3 million for the period. The Net margin achieved 3.6%, and was 5.6 points higher than the Net margin for the same period of 2009.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

Embraer’s operating cash flow was negative in the first quarter of the year, mainly, due to an increase in Trade accounts receivable. An increase in Inventory and Trade accounts receivable were partially offset by reductions in Trade account payables and increases in Advances from customers. Therefore, the Company had an Operating cash outflow of US$ 46.1 million in 1Q10.

	in million of U.S.dollars
	1Q09	2Q09	3Q09	4Q09	2009 YTD	1Q10
OPERATING CASH FLOW	(246.1)	(62.2)	39.6	403.7	135.0	(46.1)
Less Additions to property, plant and equipment (CAPEX)	(30.9)	(18.3)	(33.5)	(21.1)	(103.8)	(13.6)

FREE CASH FLOW*	(277.0)	(80.5)	6.1	382.6	31.2	(59.7)

(*)	Free cash flow is a non-GAAP measure. Please refer to page 12 for a complete definition and reconciliation of Embraer’s use of non-GAAP measures.

Investments in capital expenditures totaled US$ 13.6 million in the quarter, but will tend to increase towards the end of the year, as the Company advances with the Legacy 450 and 500 programs. Therefore, the Embraer’s projection for the year is maintained at US$ 140 million, although 1Q10 CAPEX is below the Company’s projections on an annualized basis.

	in million of U.S. dollars
Balance Sheet Data	(1) 4Q09	(1) 1Q09	(1) 1Q10
Cash and cash equivalents	1,592.4	1,023.4	1,138.4
Temporary cash investments	953.8	658.7	1,143.8
Total cash position	2,546.2	1,682.1	2,282.2
Loans short-term	587.7	419.3	464.4
Loans long-term	1,455.2	1,140.8	1,359.2
Total loans position	2,042.9	1,560.1	1,823.6
Net cash	503.3	122.0	458.6

(1)	Derived from unaudited financial information.

As a consequence of the foregoing, the Company’s Net Cash position remained strong at US$ 458.6 million in 1Q10, and the Company’s Total cash position4 amounted to US$ 2.3 billion at the end of the quarter.

As already mentioned, cash allocation continues to be quite important within the Company’s investment and hedging strategies. “One of our goals in the treasure department is to keep an adequate level of cash in Reals denominated assets, so that we can neutralize the currency and interest rate exposures on our assets and liabilities”, said Luiz Carlos Aguiar, Embraer CFO. In the first quarter, 48% of the Company’s total cash was denominated in Reals and the remaining portion was primarily stated in US dollars.

The Embraer’s finance strategy was also responsible for the improvements in results of the financial activities on the last few quarters. In 1Q10, the contribution of financial activities5 totaled US$ 8.7 million out of the Company’s pre-tax results. Financial activity performance has been continuously enhanced over the last few quarters, coming from a negative result in the first quarter of 2009 to a positive result of US$ 7.6 million in 4Q09.

As the Company continued to reshape its indebtedness profile6 by paying its short-term debts as they mature, average tenor has increased from 4.9 years to 5 years from 4Q09 to 1Q10. As a result, long-term debt came to 74.5% of the Company’s total indebtedness, and short-term debt represented 25.5% on March 31, 2010. On the debt cost side, the Company successfully managed to reduce the average cost of its Real denominated debt from 7.37% to 7.04%, and the average cost of its US dollar debts from 4.53% to 4.33%, in the last quarter.

[4]	Total cash position is equal to the sum of Cash and cash equivalent and Temporary cash investments.
[5]	Contribution of the financial activities corresponds to the sum of interest income (expense), net and Foreign exchange gain (loss), net.
[6]	Some financial ratios have changed due to the changes in the debt profile and are presented on page 12.

OPERATIONAL BALANCE SHEET ACCOUNTS

Inventories were almost flat accumulating an increase of 0.8% during the quarter. On the other hand, Trade accounts payable was up by more than US$ 50 million, and more than offset the increase in Inventories. As the Company’s production rate remains stable, it is expected that those two accounts will also remain relatively stable during the following quarters. Advances from customers also increased by approximately US$ 58 million, but their positive effect on the Company’s working capital was offset by a larger change in Trade account receivable.

	in million of U.S. dollars
Balance Sheet Data	(1) 4Q09	(1) 1Q09	(1) 1Q10
Trade accounts receivable	397.4	430.2	450.2
Customer and commercial financing	467.6	551.6	501.8
Inventories	2,340.4	3,064.4	2,359.0
Property, plant and equipment	756.8	748.8	746.0
Trade accounts payable	595.8	1,203.0	652.5
Advances from customers	1,166.6	1,568.5	1,224.8
Total shareholders’ equity	2,428.6	2,252.0	2,454.5

(1)	Derived from unaudited financial information.

Property, plant and equipment decreased by US$ 10.8 million mainly due to the difference between Depreciation, which totaled US$ 22.5 million, and investments in CAPEX, which were smaller than the 2010 projections on an annualized basis. As mentioned in the previous section, investments in CAPEX tend to increase, in the following quarters, to match the needs of certain programs, especially the Legacy 450 and 500.

SEGMENT RESULTS

The breakdown of 1Q10 net revenue was very positive to the Embraer’s results. The defense and services participation was larger than in the past quarters and totaled more than 33% out of the total revenue. Commercial aviation participation achieved 52.9% and is likely to range that figure throughout the year. On the other hand executive aviation shall contribute more towards the second half of the year as Phenom 300 production ramp up and Legacy 650 starts delivery.

Net sales by segment	(1) 4Q09		(1) 1Q09		(1) 1Q10
	US$M	%	US$M	%	US$M	%
Commercial Aviation	701.0	43.5	870.4	75.3	523.4	52.9
Defense	259.3	16.1	67.8	5.9	189.0	19.1
Executive Aviation	417.3	25.9	70.2	6.1	116.0	11.7
Aviation Services	181.1	11.3	128.1	11.1	142.1	14.3
Others	50.9	3.2	17.6	1.6	19.6	2.0

Total	1,609.6	100.0	1,154.1	100.0	990.1	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

Commercial aviation deliveries continued to be affected by the global crisis. Although, the global economy is recovering, 1Q10 deliveries totaled 21 aircraft or five aircraft less than the previous quarter. In terms of aircraft demand, the effects of the recovery can be perceived from the total number of Embraer’s on-going sales campaigns, which is more than 2.5 times higher than in the last quarter of 2009.

Deliveries	4Q09	1Q09	1Q10
Commercial Aviation	26	32	21
ERJ 145	3	1	1
EMBRAER 170	6	5	3	(2)*
EMBRAER 175	2	3	1
EMBRAER 190	12	17	12
EMBRAER 195	3	6	2

*	Deliveries identified by parenthesis were aircraft delivered under operating leases.

In the beginning of April 2010, Embraer and Austral Líneas Aereas confirmed a purchase agreement and, consequently, 17 EMBRAER190s will be added to the backlog on the next quarter revision.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
ERJ 145 Family	890	—	890	883	7
EMBRAER 170	191	48	239	175	16
EMBRAER 175	140	178	318	126	14
EMBRAER 190	443	383	826	275	168
EMBRAER 195	87	70	157	49	38
E-JETS Family	861	679	1,540	625	236

TOTAL	1,751	679	2,430	1,508	243

EXECUTIVE AVIATION

Executive aviation deliveries in 1Q10 totaled 19 aircraft, among which 16 Phenom 100s – including the delivery of the 100th Phenom 100, one Phenom 300, and two Legacy 600s. Deliveries reductions can be explained by (i) some seasonal effects, (ii) ramp-up in the production of the Phenom 300, and (iii) Legacy 650 deliveries that will start only in the second half of 2010. The sales environment continues to be weak despite a consistent, but slow, recovery of the market. More than 850 aircraft with less than 10 years of operation are available for sale in the secondary market and more than half of those are less than five years old. In the coming months, the secondary market is expected to continue its recovery, which shall positively impact new aircraft sales.

Deliveries	4Q09	1Q09	1Q10
Executive Aviation	61	8	19
Phenom 100	52	6	16
Phenom 300	1	—	1
Legacy 600	6	2	2
Lineage 1000	2	—	—

The Legacy 450 and 500 development program continues on track. In January, the Company concluded its second Man-Machine Interface Advisory Broad in which seasoned pilots and aircraft owners from around the world were heard and the majority of the suggestions were implemented in the final aircraft project. As Luís Carlos Affonso, Embraer Executive Vice President, Executive Jets, said, “Listening to our customers has been an Embraer trade mark. I believe this is the right attitude to have when designing products that respond to market needs, and are intended to always provide customers with a remarkable ownership experience.”

DEFENSE

The defense market shows a scenario that is favorable for growth, with a series of campaigns underway in terms of transportation for officials and authorities; training and light attack; intelligence, surveillance and reconnaissance systems; aircraft modernization; military transportation; and systems and services. In January, Embraer confirmed the sale of a Legacy 600 to the Panamanian government, which was delivered, already, in January 2010. The Ecuadorian Air Force received its first four Super Tucano aircraft during the first quarter of 2010.

As for the modernization programs, the test campaigns of the first prototype of the AMX, for the A-1M modernization program, started at the beginning of the year, and in January 2010 Embraer received the first A-4 fighter, at Gavião Peixoto, from the Brazilian Navy for its modernization project.

The KC-390 development program is now in the final phase of preliminary studies, and both the technical and contractual aspects, as well structuring partnerships and seeking suppliers are on schedule. Wind tunnel tests that have already been performed have confirmed the project’s premises, and ground tests with real payloads are expected to begin using a full-size mock-up of the cargo area. The AEW India program is moving ahead as planned and, in March, the fuselage joining was performed for the first of three aircraft purchased.

AVIATION SERVICES AND OTHER BUSINESSES

During the first quarter, Embraer continued expanding its services infrastructure to better support its customers in all market segments. Embraer and Flight Safety signed an agreement for training pilots of all mid-size and large jets, including the Legacy 450 and 500 and all commercial jets. Two new service centers were authorized, one in the US and the other in Australia. In addition, Embraer’s service centers in the US were granted the FAA Diamond Award in April 2010, which certainly demonstrates Embraer’s commitment to customer’s satisfaction.

TOTAL BACKLOG

Embraer’s firm order backlog totaled US$ 16.0 billion, or 3.2 years of current annual revenue. The following chart presents the Company’s backlog evolution.

ADOPTION OF IFRS

As mentioned in the previous earnings release, the Brazilian accounting standard is changing and IFRS will become Brazil’s new accounting standard. Due to these changes, all Brazilian companies must post their 2010 annual report in compliance with this new accounting standard. Embraer, as a Brazilian Company, is planning to post its financial statements in IFRS, along with the USGAAP financial statements in the second and third quarter of 2010. Embraer’s 2010 annual report will be posted in IFRS in US dollars, and the unaudited US GAAP statements will be released as a reference only. After this transition period, Embraer intends to adopt one single practice and its financial statements will only be released in IFRS in US dollar. The Company believes that this procedure will help investors and the financial community to better understand the differences in practices between the two standards and will facilitate the transition to IFRS without disrupting the understanding of the Company’s operations and financial position.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONSOLIDATED STATEMENTS OF INCOME

in millions of U.S.dollars, except earnings per share

	Three months ended on
	(1) Dec 31, 2009	(1) Mar 31, 2009	(1) Mar 31, 2010
Gross sales
Domestic market	221.6	42.9	78.6
Foreign market	1,415.1	1,123.9	921.1
Sales deductions	(27.1)	(12.7)	(9.6)

Net sales	1,609.6	1,154.1	990.1

Cost of sales and services	(1,275.3)	(944.5)	(774.9)

Gross profit	334.3	209.6	215.2

Operating income (expenses)
Selling	(92.2)	(65.8)	(86.1)
Research and development	(6.2)	(46.3)	(36.6)
General and administrative	(55.5)	(37.0)	(35.1)
Other operating income (expenses), net	(114.6)	(33.2)	0.0

Income from operations	65.8	27.3	57.4

Interest income (expenses), net	13.8	(2.0)	11.8
Foreign exchange loss ,net	(6.2)	(3.2)	(3.1)

Income before income taxes	73.4	22.1	66.1

Income tax benefit (expense)	81.2	(45.4)	(27.8)

Net income (losses)	154.6	(23.3)	38.3

Net income attributable to the noncontrolling interest	(8.2)	(0.1)	(3.0)

Net income (loss) attributable to Embraer	146.4	(23.4)	35.3

Earnings (losses) per share (US$)
Basic and Diluted
Common	0.2023	(0.0323)	0.0488
Weighted average shares (millions of shares)
Basic and Diluted
Common	723.7	723.7	723.7

Earnings (losses) per share - ADS basic and diluted (US$)	0.8092	(0.1293)	0.1952

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million of U.S.dollars)

	Three months ended on
	(1) Dec 31, 2009	(1) Mar 31, 2009	(1) Mar 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (losses)	154.6	(23.3)	38.3
Adjustments to reconcile net income to cash from operating activities:
Depreciation	23.6	19.7	22.5
Allowance for doubtful accounts	(1.0)	0.9	1.9
Allowance for inventory obsolescence	10.3	8.8	7.0
Gain (loss) on property, plant and equipment disposals	(1.2)	1.1	0.2
Accrued interest	3.8	2.3	(8.0)
Foreign exchange gain (loss), net	6.2	3.2	3.1
Deferred income taxes	(17.7)	38.6	24.0
Unrealized/realized losses (gains) on trading securities, net	(16.4)	(11.7)	(18.8)
Other	4.2	(1.5)	(3.6)
Changes in assets and liabilities:
Trade accounts receivable and customer and commercial financing, net	166.1	(12.3)	(92.7)
Collateralized accounts receivable	1.5	(0.8)	(19.9)
Inventories	371.9	(236.2)	(25.6)
Other assets	1.1	16.5	(44.7)
Trade accounts payable	(130.6)	125.7	57.9
Deferred revenue	(13.5)	4.1	5.8
Other payables and accrued liabilities	115.4	(174.9)	(18.5)
Accrued taxes on income	(5.0)	2.9	2.4
Contribution from suppliers	19.4	39.4	(20.6)
Taxes and payroll charges payable	(32.6)	(11.5)	(25.1)
Advances from customers	(260.9)	(32.2)	61.9
Contingencies	4.5	(4.9)	6.4

Net cash provided by (used in) operating activities	403.7	(246.1)	(46.1)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	0.6	0.1	—
Court-mandated escrow deposits, net of withdrawals	(6.1)	(0.2)	(0.1)
Additions to property, plant and equipment	(21.1)	(30.9)	(13.6)
Purchase and sales of temporary cash investments, net (2)	(139.9)	(259.7)	(152.0)
Others	—	0.7	—

Net cash provided by (used in) investing activities	(166.5)	(290.0)	(165.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	633.1	175.2	30.0
Repayment of borrowings	(618.7)	(446.6)	(217.9)
Payments of capital lease obligations	(2.3)	(1.5)	(1.1)

Net cash provided by (used in) financing activities	12.1	(272.9)	(189.0)

Effect of exchange rate changes on cash	(50.0)	11.7	(53.2)

Increase (decrease) in cash and cash equivalents	199.3	(797.3)	(454.0)

Cash and cash equivalents, at beginning of year	1,393.1	1,820.7	1,592.4

Cash and cash equivalents, at end of period	1,592.4	1,023.4	1,138.4

(1)	Derived from unaudited financial information.
(2)	Purchase and sales of temporary cash investments, represents the amount of cash that was transferred from cash and cash equivalents to temporary cash or vice-versa. Temporary Cash, according to the account standards, are all investments that mature after 90 days, and as a result are marked to market.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

ASSETS	As of December 31, 2009 (1)	As of March 31, 2010 (1)
Cash and cash equivalents	1,592.4	1,138.4
Temporary cash investments	953.8	1,143.8
Trade accounts receivable, net	396.9	449.7
Collateralized accounts receivable	12.0	12.1
Customer and commercial financing	11.2	10.1
Inventories	2,333.9	2,352.8
Deferred income taxes	106.6	105.1
Other current assets	233.0	245.7

Total current assets	5,639.8	5,457.7

Trade accounts receivable	0.5	0.5
Collateralized accounts receivable	474.0	482.8
Customer and commercial financing	456.4	491.7
Inventories	6.5	6.2
Property, plant and equipment, net	756.8	746.0
Goodwill	14.5	14.5
Investments	25.3	47.6
Deferred income taxes	289.0	269.5
Guarantee deposit	505.3	483.1
Other non-current assets	283.4	294.6

Total non-current assets	2,811.7	2,836.5

TOTAL ASSETS	8,451.5	8,294.2

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY	As of December 31, 2009 (1)	As of March 31, 2010 (1)
Loans and financing	587.7	464.4
Capital lease obligation	4.8	4.7
Non-recourse and recourse debt	135.9	132.6
Trade accounts payable	595.8	652.5
Advances from customers	768.5	792.1
Taxes and payroll charges payable	64.9	41.9
Accrued taxes on income	13.6	16.0
Deferred income taxes	12.0	12.0
Contingencies	10.5	13.6
Accrued dividends	119.6	116.9
Other payables and accrued liabilities	454.4	474.9

Total current liabilities	2,767.7	2,721.6

Loans and financing	1,455.2	1,359.2
Capital lease obligation	14.2	13.1
Non-recourse and recourse debt	371.6	363.9
Advances from customers	398.1	432.7
Contribution from suppliers	67.7	47.1
Taxes and payroll charges payable	427.0	402.5
Other payables and accrued liabilities	324.6	296.6
Deferred income taxes	146.4	149.3
Contingencies	50.4	53.7

Total non-current liabilities	3,255.2	3,118.1

Company shareholders’ equity	2,338.3	2,364.6
Noncontrolling interest	90.3	89.9

Total shareholders’ equity	2,428.6	2,454.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,451.5	8,294.2

(1)	Derived from unaudited financial information.

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Free cash flow represents operating cash flow less capital expenditure related to additions to property, plant and equipment. Free cash flow is not a financial measurement of the Company under US GAAP. Free cash flow is presented because it is used internally as a measure to evaluate certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring the Company’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under US GAAP. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently than how Embraer has calculated this measure for purposes of its earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under US GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under US GAAP. Other companies in the industry may calculate adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting adjusted EBITDA’s usefulness as a comparative measure.

	in million of U .S .dollars
Adjusted EBITDA Reconciliation LTM	(1) 4Q 09	(1) 1Q 09	(1) 1Q 10
Net Income Attributable to Embraer	248.5	280.4	307.2
Minority interest	13.8	6.5	16.6
Income tax benefit (expense)	14.5	107.7	(3.0)
Interest income (expense), net	(35.3)	193.5	(49.1)
Foreign Exchange gain (loss), net	94.1	(72.6)	94.0
Depreciation and amortization	86.7	74.1	89.5

Adjusted EBITDA	422.3	589.6	455.2

(1)	Derived from unaudited financial information.

LTM : Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios	4Q 09	1Q 09	1Q 10
Total debt to Adjusted EBITDA (1)	4.84	2.65	4.01
Net debt to Adjusted EBITDA (2)	(1.19)	(0.21)	(1.01)
Total debt to capitalization (3)	0.46	0.41	0.43
Adjusted EBITDA to interest expense (gross) (4)	3.70	5.87	4.04
Adjusted EBITDA (5)	422.3	589.6	455.2
Interest and commissions on loans (6)	114.2	100.4	112.9

(1)	Total debt represents short and long-term loans and financing.
(2)	Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-terms loans and financing.
(3)	Total capitalization represents short and long-term loans and financing, plus shareholders’ equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)	The table at the end of this release sets forth the reconciliation of net income to adjusted EBITDA, calculated on the basis of financial information prepared with U.S.GAAP data, for the indicated periods.
(6)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net account presented in Company’s consolidated Income Statement.

INVESTOR RELATIONS

André Gaia, Caio Pinez, Cláudio Massuda, Juliana Villarinho and Paulo Ferreira.

(+55 12) 3927-4404, investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q10 Results in US GAAP on April 30, 2010. The conference call will also be broadcast live over the web at www.embraer.com/ir

(US GAAP)

Time: 10:30 (SP) / 09:30 (NY)

Telephones:

+1 800 860 2442 (North America)

+1 412 858 4600 (International)

+55 11 4688 6341(Brazil)

Code: Embraer

Replay Number: +55 11 4688 6312

Replay Code: 46701

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On March 31, 2010, Embraer had a workforce of 16,792 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 16 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO